UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File No. 0-53646

Eagleford Energy Corp.
(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1. Eagleford Energy Corp. Certification of Mailing of Annual and Special Meeting Materials as filed on SEDAR on January 28, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2015	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1

TMX Equity Transfer Services	200 University Avenue, Suite 300 Toronto, Ontario, M5H 4H1 T 416.361.0930 F 416.342.0470

VIA ELECTRONIC TRANSMISSION

January 28, 2015

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: EAGLEFORD ENERGY CORP

We are pleased to confirm that copies of the following proxy-related materials were mailed on January 28, 2015 to the registered shareholders:

1. Proxy with Request for Financial Statement

2. Notice of Meeting and Management Information Circular

3. Financial Statements and Management's Discussion and Analysis – To holders who requested

4. Proxy Return Envelope

Yours truly,

TMX Equity Transfer Services

“Fraser Monkman”

Relationship Manager

Fraser.Monkman@tmx.com

www.TMXEquityTransferServices.com